

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Mark Goldwasser
Chairman and Chief Executive Officer
National Holdings Corporation
120 Broadway, 27th Floor
New York, NY 10271

> **Re: National Holdings Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 4, 2011**
> **File No. 001-12629**

Dear Mr. Goldwasser:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you are increasing the amount of authorized shares of common stock so as to have sufficient shares underlying convertible securities issued in recent financings, as discussed on page 12 of your preliminary proxy statement. As such, please revise your proxy statement to include the information required by Item 11 of Schedule 14A for the convertible securities issued in these recent financings or tell us why it is not applicable. If you determine that certain disclosure requirements of Item 11 are not applicable, please tell us the basis for such determination. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3404 with any questions.

Sincerely,

Kristina Aberg
Attorney-Advisor

cc: Leonard Sokolow
        National Holdings Corporation
        Via *facsimile*: (561) 422-4160